UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 14, 2014, Dollar Tree, Inc. issued a press release regarding the Company hosting its conference call for investors and analysts on Thursday, August 21, 2014 at 9:00 a.m. (Eastern Time) to discuss financial results for the second quarter ended August 2, 2014. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated August 14, 2014 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**DOLLAR TREE, INC.**

Date: August 14, 2014	By: /s/ Kevin S. Wampler
	Kevin S. Wampler
	Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 14, 2014 issued by Dollar Tree, Inc.

Exhibit 99.1

Dollar Tree, Inc. to Host Second Quarter Earnings Conference Call

CHESAPEAKE, Va. - August 14, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, will host its conference call for investors and analysts to discuss financial results for the second quarter ended August 2, 2014.

WHEN:	Thursday, August 21, 2014 9:00 a.m. Eastern Time
PARTICIPATE:	At least 5 minutes prior to the conference call, please dial 888-802-2239 for USA and Canadian calls or 913-312-0830 for international calls.
WEBCAST:	Available on the investor relations section of the Company's website at www.dollartreeinfo.com/investors/news/events.
REPLAY:	A recorded version of the call will be available until midnight Thursday, August 28, and may be accessed by dialing 888-203-1112. Please enter Passcode # 6083217.
CONTACT:	Dollar Tree, Inc., Chesapeake Randy Guiler 757-321-5284 www.DollarTree.com